Exhibit 1

News Release

RINKER GROUP DIVESTS POLYPIPE BUSINESS

Rinker Group Limited (“Rinker”) announced today that agreement has been reached for the divestment of the plastic pipe and liner operations (“Polypipe”) of its US subsidiary Rinker Materials Corporation to The Halifax Group.  Sale proceeds are estimated to be around US$65million, depending on the level of working capital at closing. The transaction will be a sale of stock transaction, with the price around US$8 million ahead of book value.

Polypipe - comprising Rinker Materials Polypipe, Inc. and Pipe Liners, Inc. - is the second largest manufacturer of high-density polyethylene (“HDPE”) pressure pipe in the US.  It is currently one of only two national manufacturers of polyethylene pressure pipe, with six manufacturing plants across the US.  Polypipe produces pipe for a variety of end markets, including general industrial, water and wastewater, oil and gas production, and natural gas distribution.

The transaction is subject to regulatory approval, financing and other customary closing conditions, and is expected to close around the end of February 2005. The divestment was undertaken with the support of the US investment advisory firm Lincoln Partners.

“We are pleased with the outcome of the Polypipe divestment process,” said Rinker Chief Executive David Clarke.  “The business is a low cost, high quality manufacturer, which has generated significant improvements in productivity and demonstrated solid growth in recent years.  However, it has been regarded as ‘non-core’ for some time, has few linkages to our major businesses and does not fit comfortably within Rinker’s overall growth strategy.”

The Halifax Group is a private equity investment firm focused on investments in lower middle-market companies in the U.S.  Halifax pursues a theme-based investment strategy, partnering with proven management teams to invest in management buyouts, recapitalizations, growth capital infusions and industry consolidations.  Halifax has offices in Washington, D.C., Dallas, Raleigh-Durham and Los Angeles.

Rinker is one of the world’s top 10 heavy building materials groups, with operations in aggregates, cement, concrete, asphalt and concrete pipe and products.  For the year ended 31 March 2004, Rinker’s annual trading revenue was over US$3.7 billion, and profit from ordinary activities before interest and tax (EBIT) was almost US$500 million. Market capitalization is over US$7 billion. Rinker has nearly 13,000 employees in over 760 sites across the US, Australia and China.  Around 80% of group revenue and earnings come from the US subsidiary, Rinker Materials Corporation.

For further information, please contact Debra Stirling on + 61 2 9412 6680 or 0419 476 546  (international + 61 419 476 546)

21 January 2005	RIN 09-05

Rinker Group Limited     ABN 53 003 433 118
Corporate Affairs and Investor Relations

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067    PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au